Exhibit 99.1

IROQUOIS CAPITAL COMMENCES CONSENT SOLICITATION TO RECONSTITUTE PHARMACYTE BIOTECH BOARD OF DIRECTORS

New York, NY – July 11, 2022 – Iroquois Capital Management, LLC (together with its affiliates, “Iroquois”), announced that on Friday, July 8, 2022, that it had delivered a written consent to  PharmaCyte Biotech, Inc. (“PharmaCyte”, “PMCB” or the “Company”) (NASDAQ:PMCB)  seeking the consent of stockholders to expand the size of PharmaCyte’s Board of Directors by eight (8) members and to elect Iroquois’ slate of eight (8) highly qualified director candidates in lieu of a stockholder meeting. Iroquois also announced that it has publicly delivered to the Company’s stockholders a letter explaining Iroquois’ rationale for accelerating its campaign to materially reconstitute the Board given its serious concerns with the Company’s demonstrated efforts to delay the holding of the 2022 annual meeting of stockholders and frustrate the exercise of corporate democracy.  Iroquois intends to solicit written consents from other stockholders as soon as permissible under the federal proxy rules. If successful, Iroquois’ consent solicitation would establish its candidates as a majority of the Board. Iroquois is one of the largest stockholders of PharmaCyte, with an aggregate beneficial ownership of approximately 7.1% of the outstanding common stock of the Company including the holdings of the other participants in its solicitation.

The full text of the letter follows:

July 11, 2022

Dear Fellow PharmaCyte Biotech Stockholders:

Iroquois Capital Management, LLC (together with its affiliates, "Iroquois"), together with the other participants in its solicitation, collectively owns approximately 7.1% of the outstanding shares of PharmaCyte Biotech, Inc. ("PharmaCyte" or the "Company"), making us one of the Company's largest stockholders.

As you may recall from our prior public correspondence with PharmaCyte’s Board of Directors (the “Board”) and fellow stockholders, we have previously nominated seven (7) highly qualified individuals for election to the Board to change what we believe is a widely shared sentiment of an untenable status quo in the boardroom and at the Company. We believe this “business as usual” is characterized by egregious corporate governance, executive compensation and investor communication practices overseen by a dysfunctional Board chaired by the Company’s Chairman of the Board, President, Chief Executive Officer and General Counsel, Kenneth L. Waggoner, and constituted by his hand-picked appointees, none of whom we believe possess the requisite capital markets and public company directorship experience to lead the Company now that it has been uplisted to Nasdaq and has over $80 million in cash on its books, while its stock price is trading under 50% of book value.

We previously described the efforts made by the Company, through its counsel, to block our ability to communicate with fellow stockholders in connection with the 2022 annual meeting of stockholders (the “2022 Annual Meeting”) by refusing to provide us with a list of the non-objecting beneficial owners (NOBOs) of the Company. Further, the Company has failed to announce a record date for the 2022 Annual Meeting or to request the NOBO list on the Company’s own behalf. We are therefore deeply concerned that the Board is delaying the holding of the 2022 Annual Meeting in order to enter into one or more transactions designed to strip the stockholders of their rights and place control in the hands of management or their allies.

As a result, on July 8, 2022, we delivered a written consent for proposals which, if consented to in writing by the holders of a majority of the outstanding shares of the Company as of July 8, 2022, would have the effect of expanding the size of the Board by eight (8) directors to fifteen (15) in total and electing our original (7) nominees in connection with the 2022 Annual Meeting plus an eighth nominee, Leo Abbe, a Partner at Iroquois Capital Management, LLC, in an effort to reconstitute a majority of the Board. Our intention remains to find a mutually agreeable resolution with the Board that it is in the best interests of all of the Company’s stockholders, however, we are not prepared to sit idly by and allow the management team and Board destroy stockholder value by spending good money after bad in pursuit of the lifting of the hold on the Phase 2b clinical trial, or worse, issuing stock to further entrench the incumbent directors. Any such plan is made all the more injurious because the Company’s shares are trading at depressed levels as a result of the incumbents’ failure to manage the Company well. Given that the Company has never publicized the actual list of requirements from the U.S. Food and Drug Administration (FDA) for the resubmission of the Company’s Investigational New Drug (IND) application to have the clinical hold lifted, and its timeline for resubmitting the IND application continues to be pushed out every quarter, we believe stockholders have grown weary and skeptical of the Board’s repeated assurances that the Company is “one step closer” to lifting the hold.

Mr. Waggoner has already gone on the record and publicly announced that “shareholder value is key to our success” in connection with the Board’s announcement of a $10 million buyback program. What the Board has failed to concede is that all of its recent initiatives, the commitment to hold quarterly earnings conference calls, the concession that the Board lacks capital markets experience and is in need of refreshment, the approval of executive compensation arrangements which the Company wishes to bury in its upcoming 10-K filing and which purport to align management incentives with stockholders, and the return of stockholder capital through buybacks, were all suggestions made by Iroquois over the past seven months that only came to fruition when Iroquois made its concerns and such recommendations public.

Therefore, our only way to ensure that immediate steps are taken to restore a sense of urgency in the boardroom and enhance stockholder value at PharmaCyte is to go directly to stockholders without delay to seek their written consent to reconstitute a majority of the Board with directors who have the requisite skillsets, experience, drive and accountability needed to turn the Company around.

We continue to believe that with the right Board leadership and improved oversight that Company is poised to unlock substantial value for long-suffering stockholders. Our commencement of this consent solicitation process, which will be explained in further detail in the consent solicitation materials we intend to file with the SEC in the days and weeks to come, is the most direct and immediate way for the collective voice of a majority of the Company’s unaffiliated stockholders to be heard, unobstructed by potential manipulations of the Company’s corporate machinery by the Board.

About Iroquois Capital Management, LLC

Iroquois Capital Management, LLC is a New York-based investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a privately pooled investment vehicle.

Certain Information Concerning the Participants

Iroquois Master Fund Ltd., a Cayman Island exempted limited company (“Iroquois Master”), together with the other participants named herein (collectively, “Iroquois”), intends to file a preliminary consent statement and accompanying WHITE consent card with the Securities and Exchange Commission (“SEC”) to be used to solicit consents from stockholders of PharmaCyte Biotech, Inc., a Nevada corporation (the “Company”), to, among other things, expand the size of the Board by eight (8) members and elect Iroquois’ eight (8) highly qualified nominees to fill the resulting vacancies.

IROQUOIS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

The participants in the consent solicitation are anticipated to be Iroquois Master, Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”), JNS Holdings Group LLC (“JNS”), a New York limited liability company, Leo Abbe, Richard Abbe, Kimberly Page, Stephen Friscia, Charles S. Ryan, Jonathan L. Schechter, Joshua N. Silverman and Jude C. Uzonwanne.

As of the close of business on July 8, 2022, Iroquois Master is the direct beneficial owner of (i) 1,309,099 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (ii) 196,000 shares of Common Stock issuable upon the exercise of certain warrants, all of which are subject to a 4.99% blocker provision (the “Warrants”). As of the close of business on July 8, 2022, ICIG is the direct beneficial owner of (i) 68,370 shares of Common Stock and (ii) 84,000 shares of Common Stock issuable upon the exercise of Warrants. Iroquois Capital, as the investment manager to Iroquois Master, may be deemed the beneficial owner of the (i) 1,309,099 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on July 8, 2022, Mr. Abbe does not directly beneficially own any securities of the Company. Mr. Abbe, by virtue of his position as the President of Iroquois Capital and as a managing member of ICIG, may be deemed the beneficial owner of the (i) 1,377,469 shares of Common Stock and (ii) 280,000 shares of Common Stock issuable upon the exercise of the Warrants owned in the aggregate by Iroquois Master and ICIG. As of the close of business on July 8, 2022, Mrs. Page does not directly beneficially own any securities of the Company. Mrs. Page, by virtue of her position as a Director of Iroquois Master, may be deemed the beneficial owner of the (i) 1,309,099 shares of Common Stock and (ii) 196,000 shares of Common Stock issuable upon the exercise of the Warrants directly owned by Iroquois Master. As of the close of business on July 8, 2022, Mr. Schechter is the direct beneficial owner of 50,000 shares of Common Stock. As of the close of business on July 8, 2022, Mr. Silverman does not directly beneficially own any securities of the Company. Mr. Silverman, by virtue of his position as a managing member of JNS, may be deemed the beneficial owner of the 50,000 shares of Common Stock directly owned by JNS. As of the close of business on July 8, 2022, Messrs. Friscia, Ryan and Uzonwanne do not own beneficially or of record any securities of the Company.

Investor Contacts

Richard Abbe

Managing Member

Iroquois Capital Management, LLC

(212) 974-3070

Saratoga Proxy Consulting LLC

John Ferguson / Joe Mills, 212-257-1311

info@saratogaproxy.com

SOURCE Iroquois Capital Management, LLC